UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MORTON’S RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

619430101

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

With copies to:

Arthur S. Berner, Esq.

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, TX 77010

(713) 547-2526

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619430101

(1)	Names of reporting persons: Tilman J. Fertitta
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 836,122
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 836,122
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 836,122
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 5.0%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 619430101

(1)	Names of reporting persons: Fertitta Morton’s Restaurants, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 836,122
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 836,122
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 836,122
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 5.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 619430101

(1)	Names of reporting persons: Fertitta Morton’s Acquisition, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 836,122
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 836,122
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 836,122
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 5.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 619430101

(1)	Names of reporting persons: Claim Jumper Acquisition Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 836,122
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 836,122
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 836,122
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 5.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 619430101

(1)	Names of reporting persons: Fertitta Entertainment, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 836,122
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 836,122
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 836,122
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 5.0%
(14)	Type of reporting person (see instructions): CO

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc. (the “Issuer”).

The Issuer is a Delaware corporation with its principal executive offices located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by Tilman J. Fertitta, Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”), Claim Jumper Acquisition Company, LLC, a Nevada limited liability company (“CJAC”), and Fertitta Entertainment, Inc., a Texas corporation (“FEI”), the indirect owner of Parent. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name, present business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted of each director and executive officer of Parent, Purchaser, FEI, and CJAC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The principal business address of each of the Reporting Persons is 1510 West Loop South, Houston, Texas 77027.

(c) Mr. Fertitta is the President of FEI, an affiliate Mr. Fertitta’s hospitality, restaurant and entertainment company, Landry’s, Inc. CJAC is the owner of 37 Claim Jumper restaurants, and is a wholly owned subsidiary of FEI. Parent and Purchaser, Parent’s wholly owned subsidiary, were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined and discussed below in Item 4) and have not engaged in any activities except in connection with these transactions.

(d) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f) Mr. Fertitta and each person listed on Schedule A is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock that are the subject of this Schedule 13D were acquired by Mr. Fertitta in open market purchases using personal funds at an aggregate purchase price of $4.5 million (including commissions). These purchases were previously reported on a Schedule 13G filed by Mr. Fertitta with the SEC on February 14, 2011.

Set forth herein and on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each director and executive officer of each Reporting Person. Unless otherwise indicated thereon, each of the persons listed on Schedule B acquired such shares with personal funds.

Items 4 and 6 are incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On December 15, 2011, certain of the Reporting Persons entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions thereof, Purchaser has agreed to commence a cash tender offer (the “Offer”) to acquire all of the Issuer’s Shares for a purchase price of $6.90 per Share, net to seller in cash without interest thereon and less any required withholding tax (the “Offer Price”). Purchaser expects to commence the Offer by December 30, 2011. The Offer is conditioned upon, among other things, there being validly tendered in the Offer, Shares that, together with Shares owned by the Reporting Persons and any of their respective affiliates, representing a majority of the issued and outstanding Shares (the “Minimum Tender Condition”).

Promptly following the successful completion of the Offer, Purchaser intends to consummate a second-step merger (the “Merger”) with the Issuer in which each Share which has not been purchased pursuant to the Offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest. Upon the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.

The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, the parties have agreed that if, after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Merger Agreement provision described in the next paragraph, Parent and its subsidiaries owns at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent shall execute a “short-form” Merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of the Issuer’s stockholders.

Pursuant to the Merger Agreement, if the Minimum Tender Condition is satisfied but the 90% threshold referred to in the preceding paragraph is not, the Issuer shall issue to Purchaser, and Purchaser shall purchase (the “Top-Up”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) that, when added to the number of Shares directly or indirectly owned by Purchaser at the time of the closing of the purchase of Top-Up Shares (after giving effect to the closing of the Offer), shall constitute one share more than 90% (determined on a fully diluted basis) of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up may not be exercised unless the closing of the Offer shall have occurred.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Issuer, (ii) the officers of Issuer immediately prior to the Effective Time will be the officers of the Issuer, and (iii) the Issuer’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6 is incorporated by reference into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 16,901,867 Shares outstanding, which is the total number of Shares outstanding as of October 27, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended October 2, 2011 filed with the Securities and Exchange Commission on November 1, 2011.

As of the close of business on December 15, 2011, Mr. Fertitta owned directly 836,122 Shares, constituting approximately 5% of the Shares outstanding.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each director and executive officer of the Reporting Persons.

Except as set forth herein or on Schedule B hereto, none of the Reporting Persons or the individuals listed on Schedule A, directly own any Shares. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own the 836,122 Shares owned directly by Mr. Fertitta. Each of the Reporting Persons disclaims beneficial ownership of such Shares.

(b) Mr. Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the Shares he owns directly. Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

(c) There have been no transactions in the Shares during the past sixty days by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A).

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 is incorporated by reference into this Item 6. The Issuer has made customary representations and warranties and covenants in the Merger Agreement.

On December 15, 2011, CJAC and Jefferies Finance LLC (“Jefferies”) entered into a Commitment Letter pursuant to which, among other things, Jefferies has committed, directly or through one or more of its affiliates, to provide financing in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of up to $4.5 million of borrowings under a $15.0 million senior secured revolving credit facility and $200.0 million under a senior secured term loan facility. The Jefferies Financing is to fund the Offer and the Merger, pay-off $36.9 million in intercompany debt owed by CJAC (the “CJAC Debt”), refinance substantially all of the existing indebtedness of the Company, and make payments to certain existing management of the Company not to exceed $1.3 million. A portion of the proceeds from the pay-off of the CJAC Debt will be loaned to FEI and will be contributed by FEI as equity to Parent and contributed by Parent as equity to Purchaser to be applied to pay a portion of the purchase price.

The commitment of Jefferies is, and the obligation of Jefferies to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement and the absence of a material adverse change with respect to the Company. A copy of the Commitment Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

Pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement, Castle Harlan Partners III, L.P., solely in its capacity as a stockholder of the Company, has agreed, subject to the terms and condition of the Stockholder Support Agreement, to tender the Shares held by it in the Offer and to vote in favor of the Merger. As of December 15, 2011, Castle Harlan held 4,688,664 Shares representing approximately 27.7% of the outstanding Shares.

On December 16, 2011, Mr. Fertitta issued a press release announcing that it had entered into the Merger Agreement and intended to commence the Offer. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On December 27, 2011, Mr. Fertitta, Parent, and Purchaser entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Agreement and Plan of Merger, dated as of December 15, 2011, by and among Morton’s Restaurant Group, Inc., Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 19, 2011).

99.2	Commitment Letter by and between Claim Jumper Acquisition Company, LLC and Jefferies Finance LLC dated December 15, 2011.

99.3	Stockholder Support Agreement dated as of December 15, 2011, by and among Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., and Castle Harlan Partners III, L.P. (incorporated by reference to Exhibit 2 of the Schedule 13D filed by Castle Harlan Partners III, L.P. with the Securities and Exchange Commission on December 19, 2011).

99.4	Press Release dated December 16, 2011.

99.5	Joint Filing Agreement by and among Tilman J. Fertitta, Fertitta Morton’s Restaurants, Inc., Fertitta Morton’s Acquisition, Inc., Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. dated December 27, 2011.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2011

/s/ Tilman J. Fertitta
Tilman J. Fertitta

Fertitta Morton’s Restaurants, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Fertitta Morton’s Acquisition, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Claim Jumper Acquisition Company, LLC

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Fertitta Entertainment, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Schedule A

Directors and Officers of Fertitta Morton’s Restaurants, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President, Secretary and Director	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Directors and Officers of Fertitta Morton’s Acquisition, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President, Secretary and Director	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Directors and Officers of Fertitta Entertainment, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President and Director	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President and Secretary	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Managers and Officers of Claim Jumper Acquisition Company, LLC

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President and Manager	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President and Secretary	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Schedule B

None.